First Community Financial Partners, Inc.
Subsidiaries of the Registrant

Company Name	State of Organization
First Community Bank of Joliet	Illinois
First Community OREO, LLC	Illinois
First Community OREO III, LLC	Illinois
First Community Bank of Plainfield	Illinois
FCBP OREO, LLC	Illinois
First Community Bank of Homer Glen & Lockport	Illinois
FCB Homer OREO, LLC	Illinois
Burr Ridge Bank and Trust	Illinois